[FORM OF OPINION]


                             ______________ __, 2009



Board of Trustees
Advisor's Inner Circle Fund
c/o SEI Investments
One Freedom Valley Drive
Oaks, PA 19456


Board of Trustees
Forward Funds
433 California Street
11th Floor
San Francisco, California 94104

     RE: AGREEMENT AND PLAN OF REORGANIZATION, DATED _________ __, 2009 (THE "AGREEMENT"), BETWEEN AND AMONG THE FORWARD FUNDS, A DELAWARE STATUTORY TRUST (THE "FORWARD FUNDS"), ON BEHALF OF ITS ACCESSOR LIMITED DURATION U.S. GOVERNMENT FUND (THE "PREDECESSOR FUND"), AND THE ADVISORS' INNER CIRCLE FUND ("AIC"), A MASSACHUSETTS BUSINESS TRUST, ON BEHALF OF ITS USFS FUNDS LIMITED DURATION GOVERNMENT FUND (THE "NEW FUND").

Ladies and Gentlemen:

     You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Predecessor Fund and the New Fund (the "Reorganization"). The Reorganization will involve the transfer of all of the assets of a Predecessor Fund to the New Fund, a newly created series of the Laudus Trust, and the assumption of the liabilities of the Predecessor Fund by the New Fund in exchange for shares of beneficial interest of the New Fund. The shares of the New Fund will be distributed to the shareholders of the Predecessor Fund, following which the Predecessor Fund will be liquidated. In the distribution, holders of shares of the Predecessor Fund will receive shares of the New Fund.(1)

     In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Predecessor Fund in connection with the


-----------------
(1) In the Reorganization, shareholders of the Predecessor Fund will receive Institutional Class Shares of the New Fund ("New Fund Shares").


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recently held Special Meeting of Shareholders, (c) certain representations concerning the Reorganization made to us in letters from the Forward Funds and AIC dated _________ __, 2009 (collectively, the "Representation Letters"), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

     For purposes of this opinion, we have assumed that the Predecessor Fund on the Closing Date of the Reorganization will satisfy, and following the Reorganization, the New Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

     Based on the foregoing and provided the specified Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts and the State of Delaware, the Agreement and the Representation Letters, it is our opinion, with respect to the Reorganization that:

     1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and the Predecessor Fund and the New Fund will each be a party to a reorganization within the meaning of
         Section 368(b) of the Code.

     2. No gain or loss will be recognized by the Predecessor Fund upon the transfer of all of its assets to the New Fund in exchange solely for the New Fund Shares and the assumption by the New Fund of the Predecessor Fund's liabilities or upon the distribution of the New Fund Shares to the Predecessor Fund's shareholders in exchange for their shares of the Predecessor Fund.

     3. No gain or loss will be recognized by the New Fund upon the receipt by it of all of the assets of the Predecessor Fund in exchange solely for New Fund Shares and the assumption by the New Fund of the liabilities of the Predecessor Fund.

     4. The adjusted tax basis of the assets of the Predecessor Fund received by the New Fund will be the same as the adjusted tax basis of such assets to the Predecessor Fund immediately prior to the Reorganization.

     5. The holding period of the assets of the Predecessor Fund received by the New Fund will include the holding period of those assets in the hands of the Predecessor Fund immediately prior to the Reorganization.

     6. No gain or loss will be recognized by the shareholders of the Predecessor Fund upon the exchange of their Predecessor Fund Shares for the New Fund Shares (including fractional shares to which they may be entitled) and the assumption by the New Fund of the liabilities of the Predecessor Fund.


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     7.  The aggregate adjusted tax basis of the New Fund Shares received by the shareholders of the Predecessor Fund (including fractional shares to which they may be entitled) pursuant to the Reorganization will be the same as the aggregate adjusted tax basis of the Predecessor Fund Shares held by the Predecessor Fund's shareholders immediately prior to the Reorganization.

     8. The holding period of the New Fund Shares received by the shareholders of the Predecessor Fund (including fractional shares to which they may be entitled) will include the holding period of the Predecessor Fund Shares surrendered in exchange therefore, provided that the Predecessor Fund Shares were held as a capital asset on the Closing Date.

     9. For purposes of section 381 of the Code, the New Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Treasury Regulations) the items of the Predecessor Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

     Notwithstanding the foregoing opinions, no opinion is expressed as to the effect of the Reorganization on (i) the Predecessor Fund or the New Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting and (ii) any shareholder of the Predecessor Fund that is required to recognize unrealized gains and losses for U.S. federal income tax purposes under a mark-to-market system of accounting.

     This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

     Our opinion is conditioned upon the performance by the Forward Funds and AIC of their respective undertakings in the Agreement and the Representation Letters.

     This opinion is being rendered to the AIC, on behalf of the New Fund, and the Forward Funds, on behalf of the Predecessor Fund, and may be relied upon only by AIC, Forward Funds, the Predecessor Fund, the New Fund and their respective shareholders.



                                        Very truly yours,